SULTAN MINERALS INC.

1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

July 3, 2002

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

SULTAN MINERALS INC.

Shannon Ross

Shannon M. Ross,
Corporate Secretary
/lb
Encl.

dlw 7/12

United States Sec Filing
July 3, 2002

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

A. News Release

1. Press Release – June 3, 2002
   Sultan Minerals receives Snowden's preliminary study on Kena's Gold Mountain Zone

2. Press Release – June 17, 2002
   Sultan Minerals commences 2002 Exploration on Kena Gold Property

3. Press Release – June 20, 2002
   Sultan Minerals engages former Lornex Chief Engineer for Kena Project

B. Correspondence with BC Securities Commission

1. Form 45-102F2 – Qualifying Issuer Certificate for June 11, 2002
2. Form 45-102F2- Qualifying Issuer Cerificate for June 3, 2002
3. Form 45 – 102F2 – Qualifying Issuer Cerificate for May 21, 2002

SULTAN MINERALS INC.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

June 3, 2002

Ticker Symbol: **SUL**-TSX Venture Exchange
SEC 12g3-2(b): 82-4741

SULTAN MINERALS RECEIVES SNOWDEN'S PRELIMINARY STUDY ON KENA'S GOLD MOUNTAIN ZONE

Sultan Minerals Inc. (SUL-TSXVX) is pleased to report that it has now received an "Open Pit Cut-off Grade Analysis for the Kena Property", from Snowden Mining Industry Consultants. This study was conducted on the Gold Mountain Zone mineralization of the Company's Kena Property located north of Ymir in southeastern British Columbia. The scope of the study was to determine 'order-of-magnitude thresholds' to be used as a first check point towards a viable mine. The study reviews a number of grade and tonnage scenarios using variables such as processing methods and gold prices ($275/oz to $350/oz). **The tonnage, head-grades and cut-off grades, and processing methods proposed by the study are summarized in Table I below.**

General Introduction

Snowden completed the study based on a detailed review of assay data and other technical information provided by the Company. Ore processing options and recoveries are derived from two independent reports addressing processing alternatives for the Kena ore. In addition, processing cost structures for comparable operations were considered in developing costs assumed in the study.

Ore processing unit costs have been developed using preliminary cost estimation guidelines from the USGS (Singer, 1998) and O'Hara (1980). Mining costs are strictly unit costs with no accounting for increased haulage cost related to depth or increased mining cost related to overburden handling.

The calculation of cut-off grade is limited to the incremental or in-pit determination of ore due to lack of information on waste to ore strip ratio. The incremental cut-off grade is a function of the overhead costs, processing cost, average head grade, mill recovery, and price. The mining cost does not factor into this value.

No capital expenditures have been estimated or considered in any portion of this analysis.

Ore Processing

Three alternative ore processing methods are considered: 1) flotation with gravity separation producing a concentrate shipped to a smelter, 2) heap leaching with on-site solution processing, and 3) whole ore leaching. The flotation product, a gold-rich concentrate, would be shipped to a smelter, possibly at Trail, BC (approximately 70 kilometres from the property via Highways 6 and 3).

Three scales of flotation milling operations are considered: 20,000, 35,000 and 60,000 tpd. Three scales of heap leach operations are considered: 8,000, 25,000 and 60,000 tpd. And, three scales of whole ore leaching are considered: 2,500, 8,500 and 20,000 tpd.

Mining Operations

Using the option of surface mining only, three scales of production were addressed: low-tonnage, medium-tonnage and large-tonnage capacity operations. The approximate cut-off grades and required head grades have been estimated for these different scenarios across four gold prices ($275/oz, $300/oz, $325/oz and $350/oz).

This study shows very achievable head grades and cut-off grades with the flotation and heap leach scenarios for the Gold Mountain Zone. Insufficient work (drilling, modelling) has been completed to date to define a geological resource and additional drilling is required to work toward the tonnage goals set by this study. The many highly anomalous target areas on the Kena property certainly have the size potential to host any of the above tonnage capacities.

The Company's consultant, P&L Geological Services, is currently on site at the Salmo office making final preparations for the 2002 exploration and diamond-drilling program. With nearly $1,000,000 in the treasury, the Company is favourably positioned to continue its exploration of the Kena Property.

A.G. Troup, P.Eng.,
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

SULTAN MINERALS INC.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

June 17, 2002

Ticker Symbol: SUL-TSX Venture
SEC 12g3-2(b): 82-4741

SULTAN MINERALS COMMENCES 2002 EXPLORATION ON KENA GOLD PROPERTY

Sultan Minerals Inc. (SUL-TSX Venture) is pleased to report that it has now commenced its summer exploration program on the Kena Property, located north of Ymir in southeastern BC. This exploration program will consist of two simultaneously conducted programs. One program will concentrate on further defining gold mineralization throughout the new Gold Mountain Zone by following the southerly trend to the Kena Gold Zone with geophysics, trenching and drilling. The second program is designed to test several additional gold targets located on recently acquired claims to the north and west of the Gold Mountain Zone with geochemistry, geophysics, trenching and drilling

In 2001, 6,700 metres of diamond drilling was completed on the Gold Mountain Zone. Drill results showed excellent widths of gold mineralization in a bulk tonnage target that is geologically controlled. The 2002 program will target a strong geophysical anomaly that encompasses the Gold Mountain Zone and extends 2,500 metres to the south where it merges with favorable results from historic drilling in the Kena Gold Zone.

The new claim blocks (which are now part of the Kena Property) include the historic Silver King Mine, Starlight Mine, Great Western, Tough Nut and Cariboo prospects – all of which have historically documented zones of gold mineralization. These prospects were all discovered circa 1900, and have had intermittent work programs of varying types throughout the 1900s. Sultan's geologists are currently compiling all of the historic data on this very strategic land package in order to outline areas requiring infill geological, geochemical or geophysical work and to define drill targets.

Currently, on the Gold Mountain Zone, line cutting is being conducted for expanded geophysical surveys and control points for grids, drill holes, etc are being established via GPS survey. Ground-work in preparation for drilling will be completed in approximately three weeks at which time the planned trenching and diamond drill program will commence.

A.G. Troup, P.Eng.,
President

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

No regulatory authority has approved or disapproved the information contained in this news release.

SULTAN MINERALS INC.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

June 20, 2002

Ticker Symbol: **SUL**-TSX Venture
SEC 12g3-2(b): 82-4741

SULTAN MINERALS ENGAGES FORMER LORNEX CHIEF ENGINEER FOR KENA PROJECT

Sultan Minerals Inc. (SUL-TSX Venture) is pleased to announce that it has engaged Don Graham, P.Eng. to assist with exploration and development on its Kena Property, located north of Ymir in southeastern BC. Mr. Graham, a principal of J.D. Graham and Associates Ltd, is the former Chief Engineer of the Lornex Mine (Highland Valley Copper) and General Manager of Minera Princeton Chile Ltda. Initially Mr. Graham will assist with compilation and evaluation of data obtained to date on the various historic workings now included in the Kena Property (see News Release dated June 14, 2002).

Mr. Graham brings a wealth of experience in exploration and engineering management, property evaluation, mineral deposit modelling, ton - grade calculations and open pit design. This expertise with advanced stages of exploration and development will complement the existing Sultan professional team, as the Kena Property advances.

A.G. Troup, P.Eng.,
President

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

1. **Sultan Minerals Inc.** (the "Company") has distributed securities under a provision listed in Appendix F to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities distributed to an employee, executive, consultant or administrator is subject to section 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on **June 4, 2002** of incentive stock options exercisable for an aggregate of **775,000** common shares of the Company for a period of **5 years** up to and including **May 16, 2007**, **Sultan Minerals Inc.** was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at **Vancouver, British Columbia** this **10th** day of **June**, **2002**.

SULTAN MINERALS INC.

"Shannon M. Ross"

By: ______________________________

Shannon M. Ross, Secretary and Chief Financial Officer

INSTRUCTIONS

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1 above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2 above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

1. **Sultan Minerals Inc.** (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on **April 30, 2002** of **50,000** common shares of the Company, **Sultan Minerals Inc.** was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at **Vancouver, British Columbia** this **21st** day of **May, 2002**.

SULTAN MINERALS INC.

"Shannon M. Ross"

By: ______________________________

Shannon M. Ross, Secretary & Chief Financial Officer

INSTRUCTIONS

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1 above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2 above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

1. **Sultan Minerals Inc.** (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on **May 24, 2002** of **20,000** common shares of the Company, **Sultan Minerals Inc.** was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at **Vancouver, British Columbia** this **30th** day of **May, 2002**.

SULTAN MINERALS INC.

"Arthur G. Troup"

By: ________________________________

Arthur G. Troup, President & Chief Executive Officer

INSTRUCTIONS

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1 above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2 above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

1. **Sultan Minerals Inc.** (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on **May 24, 2002** of **20,000** common shares of the Company, **Sultan Minerals Inc.** was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at **Vancouver, British Columbia** this **30th** day of **May, 2002**.

SULTAN MINERALS INC.

"Arthur G. Troup"

By: ______________________________

Arthur G. Troup, President & Chief Executive Officer

INSTRUCTIONS

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1 above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2 above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.